UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39727

Science 37 Holdings, Inc.

(Exact name of registrant as specified in its charter)

800 Park Offices Drive, Suite 3606

Research Triangle Park, NC 27709

(984) 377-3737
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of class of securities)

808644207

(CUSIP Number of class of securities)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Science 37 Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SCIENCE 37 HOLDINGS, INC.

Date:	March 22, 2024	By:	/s/ David Coman
Name: David Coman
Title: Chief Executive Officer